PROGEN
INDUSTRIES LIMITED


                   PROGEN TO MANUFACTURE TUBERCULOSIS PROTEIN
                                FOR U.S. COMPANY

BRISBANE, AUSTRALIA, JANUARY 21ST 2003: Biotechnology company Progen Industries (ASX:PGL/ NASDAQ:PGLAF) has signed a contract with Sequella Inc. to manufacture a protein (known as MPT64) for use in human trials of a new tuberculosis (TB) skin patch diagnostic test. US-based Sequella is dedicated to the development and commercialisation of diagnostics, therapeutics and vaccines for TB. Progen will manufacture the protein for human trials in South Africa, which is being funded by the World Health Organisation (WHO).

Progen's Managing Director Lewis Lee said: "Alongside our key R&D initiatives in drug discovery and development, Progen has been pro-actively broadening its contract manufacturing business for the local and international biotechnology industry. In the last 18 months we have been contracted to undertake development and manufacturing work for three US based companies and various reputable local companies in Australia and N.Z.

"The contract with Sequella, a progressive US Biotechnology company, is another significant international appreciation of our contract manufacturing capabilities. Moreover, involvement in a WHO sponsored project for a communicable disease with global consequences such as TB is a very worthy undertaking," he said.

Dr. Carol Nacy, CEO of Sequella, Inc. added; "Sequella is very pleased to be working with Progen and to benefit from the company's contract manufacturing capabilities. We are confident that this patch test will be a significant improvement in the diagnosis of TB and will play a very important role in reducing the spread of this virulent and devastating disease."

Progen will commence the contract-manufacturing work for Sequella early this year.


ABOUT  TUBERCULOSIS

TB is the leading infectious disease in the world. More than one-third of the world's population have been infected, yet the current skin test for TB is unable to separate active TB from latent TB infection, past TB, BCG vaccination, and environmental TB infection. The diagnostic patch being developed by Sequella Inc. is able to specifically identify those who have active, infectious disease and need to receive therapy for TB.

One of the tragedies of TB is its prevalence and devastation in the most underdeveloped areas of the world - sub-Saharan Africa, Southeast Asia, India, and China. An estimated 90% of all new cases of TB occur in these areas. Most healthy people have immune systems that can isolate the TB bacteria. However, it is possible for the bacteria to survive and remain dormant for years. The mechanisms by which they are reactivated are not well understood, but this process can be encouraged by immunosuppressive events, including aging, stress, malnutrition, and viral infections such as AIDS.


                                      ENDS
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PROGEN  INDUSTRIES  (WWW.PROGEN.COM.AU)  Progen is an internationally recognised
                     -----------------
cGMP contract manufacturer for local and international biotechnology and pharmaceutical companies. The company's R&D efforts are focused on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in a range of different diseases. The company's lead drug candidates, PI-88 and PI-166, are under development as potential treatments for cancer.

SEQUELLA  INC  (WWW.SEQUELLA.COM)  is  a development stage biotechnology company
                ----------------
designed to facilitate the translation of concepts that exist at the lab bench into commercial therapeutics, vaccines, and diagnostics that can alleviate the global burden of infectious disease. The company, headquartered in Rockville, MD, USA, is focusing its initial research efforts on therapeutics, diagnostics, and vaccines to address the growing tuberculosis (TB) problem worldwide.

TUBERCULOSIS FACTS; Of the 2 billion people infected with Mycobacterium tuberculosis, approximately 10%, or 200 million people, will eventually contract active disease. Annually, 8 million people advance to active TB and more than 2 million people die of the disease. It is predicted that over the next thirty years, there may be as many as 249 million new cases of TB, and 90 million resulting deaths. TB is a leading cause of death for those infected with HIV; it is estimated that tuberculosis causes 30% of all AIDS-related deaths, and 60% in some sub-Saharan African nations.

PROGEN ENQUIRIES:
                Lewis Lee
                Managing Director, Progen Industries Limited
                Tel: ++61 7 3273 9100
SEQUELLA INQUIRIES:
                Katherine Sacksteder
                Director of Communications, Sequella, Inc.
                Tel: ++ 1 301-762-7776
MEDIA ENQUIRIES:
Australia:      Kate Mazoudier, Monsoon  Communications
                Tel: ++ 61 403 497 424
US:             Stephen Anderson, Six Sigma Group
                Tel: ++ 1 415 776 6499

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


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